Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Income (Loss) Before Income Taxes and Extraordinary Item and Cumulative effect of Accounting Change	$285,435	$343,127	$306,500	$54,540	$24,144
Deduct : Equity in net income (loss) of investees	0	1,211	3,011	2,175	2,608
Fixed Charges:
Add:
Interest and amortization on indebtedness	22,504	17,970	1,410	—	—
Estimate of interest component within rental expense net of sublease (income)(1)	3,700	4,133	2,900	1,067	(44)
Income (Loss) Available for Fixed Charges	311,639	364,019	307,799	53,432	21,492
Fixed Charges:
Interest and amortization on indebtedness	22,504	17,970	1,410	—	—
Estimate of interest component within rental expense net of sublease (income)(1)	3,700	4,133	2,900	1,067	(44)
Total Fixed Charges	26,204	22,103	4,310	1,067	(44)
Ratio of earnings to fixed charges	11.9	16.5	71.4	50.1	488.5

(1)           Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.